SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

ESMARK INCORPORATED

Commission file number: 001-33851

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
and Form10-QSB

For period ended: December 31, 2007

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Esmark Incorporated
Full name of registrant

Clayton Acquisition Corporation
Former name if applicable

1134 Market Street
Address of principal executive office (Street and number)

Wheeling, WV 26003
City, state and zip code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The audit of our consolidated financial statements has not been completed as of the filing deadline. Finalization of the financial statements has been delayed due to the complexity of accounting related to the business combination involving the Registrant, Wheeling-Pittsburgh Corporation and Esmark Steel Service Group, Inc. (f/k/a Esmark Incorporated) consummated on November 27, 2007.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Paul J. Mooney, Executive Vice President and Chief Financial Officer Esmark Incorporated 1134 Market Street Wheeling, WV 26003	(304)	234-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports (required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Esmark Incorporated
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2008	By	/s/ Paul J. Mooney
Paul J. Mooney,
Executive Vice President, General Counsel and Secretary